--------------------------
                                                            OMB APPROVAL
                                                      --------------------------
                                                      OMB Number: 3235-0145
                                                      Expires: December 31, 2005
                                                      Estimated average burden
                                                      hours per response....11
                                                      --------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                              (Section 240.13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                              SECTION 240.13d-2(a)

                              (Amendment No. 3 )1


                               Gardenburger, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common stock without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    365476100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Mark C. Wehrly
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                 (415) 421-2132
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                September 8, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 35 Pages
                         Exhibit Index Found on Page 34



-------------------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D
===================
CUSIP No. 365476100
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Partners, L.P.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [X]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
    5                                                                   [ ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            California
------------====================================================================
                            7        SOLE VOTING POWER

                                     -0-
      NUMBER OF        --------------===========================================
                            8        SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     398,072 shares of Common Stock
      OWNED BY         --------------===========================================
                                     SOLE DISPOSITIVE POWER
        EACH                9
                                     -0-
      REPORTING        --------------===========================================
     PERSON WITH                     SHARED DISPOSITIVE POWER
                            10
                                     398,072 shares of Common Stock
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               398,072  shares  of  Common  Stock   beneficially  owned  by  the
    11 Reporting Person set forth above plus 3,924,182 shares of Common Stock beneficially owned by the non-Farallon related members of the Pattico Group as referenced in the Preliminary Note [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                           [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.2 % attributable to the shares of Common Stock beneficially owned by the Reporting Person set forth 13 above but the combined
    13 5,349,569 shares of Common Stock beneficially owned by the Pattico Group represents 37.9% of the number of shares of Common Stock outstanding, as adjusted for the conversion and/or exercise of securities owned by the members of such group into shares of Common Shares [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================

                               Page 2 of 35 Pages

                                       13D
===================
CUSIP No. 365476100
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Institutional Partners, L.P.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [X]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
    5                                                                   [ ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            California
------------====================================================================
                            7        SOLE VOTING POWER

                                     -0-
      NUMBER OF        --------------===========================================
                            8        SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     429,306 shares of Common Stock
      OWNED BY         --------------===========================================
                                     SOLE DISPOSITIVE POWER
        EACH                9
                                     -0-
      REPORTING        --------------===========================================
     PERSON WITH                     SHARED DISPOSITIVE POWER
                            10
                                     429,306 shares of Common Stock
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               429,306  shares  of  Common  Stock   beneficially  owned  by  the
    11 Reporting Person set forth above plus 3,924,182 shares of Common Stock beneficially owned by the non-Farallon related members of the Pattico Group as referenced in the Preliminary Note [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                           [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.6% attributable to the shares of Common Stock beneficially owned by the Reporting Person set forth 13 above but the combined
    13 5,349,569 shares of Common Stock beneficially owned by the Pattico Group represents 37.9% of the number of shares of Common Stock outstanding, as adjusted for the conversion and/or exercise of securities owned by the members of such group into shares of Common Shares [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================

                               Page 3 of 35 Pages

                                       13D
===================
CUSIP No. 365476100
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Institutional Partners II, L.P.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [X]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
    5                                                                   [ ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            California
------------====================================================================
                            7        SOLE VOTING POWER

                                     -0-
      NUMBER OF        --------------===========================================
                            8        SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     71,984 shares of Common Stock
      OWNED BY         --------------===========================================
                                     SOLE DISPOSITIVE POWER
        EACH                9
                                     -0-
      REPORTING        --------------===========================================
     PERSON WITH                     SHARED DISPOSITIVE POWER
                            10
                                     71,984 shares of Common Stock
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               71,984 shares of Common Stock beneficially owned by the Reporting
    11 Person set forth above plus 3,924,182 shares of Common Stock beneficially owned by the non-Farallon related members of the Pattico Group as referenced in the Preliminary Note [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                           [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.8 % attributable to the shares of Common Stock beneficially owned by the Reporting Person set forth 13 above but the combined
    13 5,349,569 shares of Common Stock beneficially owned by the Pattico Group represents 37.9% of the number of shares of Common Stock outstanding, as adjusted for the conversion and/or exercise of securities owned by the members of such group into shares of Common Shares [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================

                               Page 4 of 35 Pages

                                       13D
===================
CUSIP No. 365476100
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Institutional Partners III, L.P.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [X]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)-
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
    5                                                                   [ ]

------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                            7        SOLE VOTING POWER

                                     -0-
      NUMBER OF        --------------===========================================
                            8         SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     85,301 shares of Common Stock
      OWNED BY         --------------===========================================
                                     SOLE DISPOSITIVE POWER
        EACH                9
                                     -0-
      REPORTING        --------------===========================================
     PERSON WITH                     SHARED DISPOSITIVE POWER
                            10
                                     85,301 shares of Common Stock
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               85,301 shares of Common Stock beneficially owned by the Reporting
    11 Person set forth above plus 3,924,182 shares of Common Stock beneficially owned by the non-Farallon related members of the Pattico Group as referenced in the Preliminary Note [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                           [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.9 % attributable to the shares of Common Stock beneficially owned by the Reporting Person set forth 13 above but the combined
    13 5,349,569 shares of Common Stock beneficially owned by the Pattico Group represents 37.9% of the number of shares of Common Stock outstanding, as adjusted for the conversion and/or exercise of securities owned by the members of such group into shares of Common Shares [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================

                               Page 5 of 35 Pages

                                       13D
===================
CUSIP No. 365476100
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Tinicum Partners, L.P.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [X]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
    5                                                                   [ ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
------------====================================================================
                            7        SOLE VOTING POWER

                                     -0-
      NUMBER OF        --------------===========================================
                            8        SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     28,434 shares of Common Stock
      OWNED BY         --------------===========================================
                                     SOLE DISPOSITIVE POWER
        EACH                9
                                     -0-
      REPORTING        --------------===========================================
     PERSON WITH                     SHARED DISPOSITIVE POWER
                            10
                                     28,434 shares of Common Stock
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               28,434 shares of Common Stock beneficially owned by the Reporting
    11 Person set forth above plus 3,924,182 shares of Common Stock beneficially owned by the non-Farallon related members of the Pattico Group as referenced in the Preliminary Note [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                           [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.3 % attributable to the shares of Common Stock beneficially owned by the Reporting Person set forth 13 above but the combined
    13 5,349,569 shares of Common Stock beneficially owned by the Pattico Group represents 37.9% of the number of shares of Common Stock outstanding, as adjusted for the conversion and/or exercise of securities owned by the members of such group into shares of Common Shares [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instruct-ions)
    14
            PN
------------====================================================================

                               Page 6 of 35 Pages

                                       13D
===================
CUSIP No. 365476100
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital (CP) Investors, L.P.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [X]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
    5                                                                   [ ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
------------====================================================================
                            7        SOLE VOTING POWER

                                     -0-
      NUMBER OF        --------------===========================================
                            8        SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     42,651 shares of Common Stock
      OWNED BY         --------------===========================================
                                     SOLE DISPOSITIVE POWER
        EACH                9
                                     -0-
      REPORTING        --------------===========================================
     PERSON WITH                     SHARED DISPOSITIVE POWER
                            10
                                     42,651  shares of Common Stock
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               42,651 shares of Common Stock beneficially owned by the Reporting
    11 Person set forth above plus 3,924,182 shares of Common Stock beneficially owned by the non-Farallon related members of the Pattico Group as referenced in the Preliminary Note [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                           [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.5 % attributable to the shares of Common Stock beneficially owned by the Reporting Person set forth 13 above but the combined
    13 5,349,569 shares of Common Stock beneficially owned by the Pattico Group represents 37.9% of the number of shares of Common Stock outstanding, as adjusted for the conversion and/or exercise of securities owned by the members of such group into shares of Common Shares [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instruct-ions)
    14
            PN
------------====================================================================

                               Page 7 of 35 Pages

                                       13D
===================
CUSIP No. 365476100
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Management, L.L.C.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [X]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
    5                                                                   [ ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
------------====================================================================
                            7        SOLE VOTING POWER

                                     -0-
      NUMBER OF        --------------===========================================
                            8        SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     369,639 shares of Common Stock
      OWNED BY         --------------===========================================
                                     SOLE DISPOSITIVE POWER
        EACH                9
                                     -0-
      REPORTING        --------------===========================================
     PERSON WITH                     SHARED DISPOSITIVE POWER
                            10
                                     369,639 shares of Common Stock
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               369,639  shares  of  Common  Stock   beneficially  owned  by  the
    11 Reporting Person set forth above plus 3,924,182 shares of Common Stock beneficially owned by the non-Farallon related members of the Pattico Group as referenced in the Preliminary Note [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                           [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.9 % attributable to the shares of Common Stock beneficially owned by the Reporting Person set forth 13 above but the combined
    13 5,349,569 shares of Common Stock beneficially owned by the Pattico Group represents 37.9% of the number of shares of Common Stock outstanding, as adjusted for the conversion and/or exercise of securities owned by the members of such group into shares of Common Shares [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IA, OO
------------====================================================================

                               Page 8 of 35 Pages

                                       13D
===================
CUSIP No. 365476100
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Partners, L.L.C.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [X]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
    5                                                                   [ ]

------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                            7        SOLE VOTING POWER

                                     -0-
      NUMBER OF        --------------===========================================
                            8        SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     1,055,748 shares of Common Stock
      OWNED BY         --------------===========================================
                                     SOLE DISPOSITIVE POWER
        EACH                9
                                     -0-
      REPORTING        --------------===========================================
     PERSON WITH                     SHARED DISPOSITIVE POWER
                            10
                                     1,055,748 shares of Common Stock
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,055,748  shares  of  Common  Stock  beneficially  owned  by the
    11 Reporting Person set forth above plus 3,924,182 shares of Common Stock beneficially owned by the non-Farallon related members of the Pattico Group as referenced in the Preliminary Note [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                           [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               10.5 % attributable to the shares of Common Stock beneficially owned by the Reporting Person set forth 13 above but the combined
    13 5,349,569 shares of Common Stock beneficially owned by the Pattico Group represents 37.9% of the number of shares of Common Stock outstanding, as adjusted for the conversion and/or exercise of securities owned by the members of such group into shares of Common Shares [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================

                               Page 9 of 35 Pages

                                       13D
===================
CUSIP No. 365476100
===================
------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            David I. Cohen
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [X]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
    5                                                                   [ ]

------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                            7        SOLE VOTING POWER

                                     -0-
      NUMBER OF        --------------===========================================
                            8        SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     1,425,387 shares of Common Stock
      OWNED BY         --------------===========================================
                                     SOLE DISPOSITIVE POWER
        EACH                9
                                     -0-
      REPORTING        --------------===========================================
     PERSON WITH                     SHARED DISPOSITIVE POWER
                            10
                                     1,425,387 shares of Common Stock
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,425,387  shares  of  Common  Stock  beneficially  owned  by the
    11 Reporting Person set forth above plus 3,924,182 shares of Common Stock beneficially owned by the non-Farallon related members of the Pattico Group as referenced in the Preliminary Note [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                           [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               13.7 % attributable to the shares of Common Stock beneficially owned by the Reporting Person set forth 13 above but the combined
    13 5,349,569 shares of Common Stock beneficially owned by the Pattico Group represents 37.9% of the number of shares of Common Stock outstanding, as adjusted for the conversion and/or exercise of securities owned by the members of such group into shares of Common Shares [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================

                              Page 10 of 35 Pages

                                       13D
===================
CUSIP No. 365476100
===================
------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Chun R. Ding
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [X]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
    5                                                                   [ ]

------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                            7        SOLE VOTING POWER

                                     -0-
      NUMBER OF        --------------===========================================
                            8        SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     1,425,387 shares of Common Stock
      OWNED BY         --------------===========================================
                                     SOLE DISPOSITIVE POWER
        EACH                9
                                     -0-
      REPORTING        --------------===========================================
     PERSON WITH                     SHARED DISPOSITIVE POWER
                            10
                                     1,425,387 shares of Common Stock
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,425,387  shares  of  Common  Stock  beneficially  owned  by the
    11 Reporting Person set forth above plus 3,924,182 shares of Common Stock beneficially owned by the non-Farallon related members of the Pattico Group as referenced in the Preliminary Note [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                           [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               13.7 % attributable to the shares of Common Stock beneficially owned by the Reporting Person set forth 13 above but the combined
    13 5,349,569 shares of Common Stock beneficially owned by the Pattico Group represents 37.9% of the number of shares of Common Stock outstanding, as adjusted for the conversion and/or exercise of securities owned by the members of such group into shares of Common Shares [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================

                              Page 11 of 35 Pages

                                       13D
===================
CUSIP No. 365476100
===================
------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Joseph F. Downes
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [X]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
    5                                                                   [ ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
------------====================================================================
                            7        SOLE VOTING POWER

                                     -0-
      NUMBER OF        --------------===========================================
                            8         SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     1,425,387 shares of Common Stock
      OWNED BY         --------------===========================================
                                     SOLE DISPOSITIVE POWER
        EACH                9
                                     -0-
      REPORTING        --------------===========================================
     PERSON WITH                     SHARED DISPOSITIVE POWER
                            10
                                     1,425,387 shares of Common Stock
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,425,387  shares  of  Common  Stock  beneficially  owned  by the
    11 Reporting Person set forth above plus 3,924,182 shares of Common Stock beneficially owned by the non-Farallon related members of the Pattico Group as referenced in the Preliminary Note [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                           [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               13.7 % attributable to the shares of Common Stock beneficially owned by the Reporting Person set forth 13 above but the combined
    13 5,349,569 shares of Common Stock beneficially owned by the Pattico Group represents 37.9% of the number of shares of Common Stock outstanding, as adjusted for the conversion and/or exercise of securities owned by the members of such group into shares of Common Shares [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================

                              Page 12 of 35 Pages

                                       13D
===================
CUSIP No. 365476100
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            William F. Duhamel
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [X]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
    5                                                                   [ ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
------------====================================================================
                            7        SOLE VOTING POWER

                                     -0-
      NUMBER OF        --------------===========================================
                            8        SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     1,425,387 shares of Common Stock
      OWNED BY         --------------===========================================
                                     SOLE DISPOSITIVE POWER
        EACH                9
                                     -0-
      REPORTING        --------------===========================================
     PERSON WITH                     SHARED DISPOSITIVE POWER
                            10
                                     1,425,387 shares of Common Stock
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,425,387  shares  of  Common  Stock  beneficially  owned  by the
    11 Reporting Person set forth above plus 3,924,182 shares of Common Stock beneficially owned by the non-Farallon related members of the Pattico Group as referenced in the Preliminary Note [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                           [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               13.7 % attributable to the shares of Common Stock beneficially owned by the Reporting Person set forth 13 above but the combined
    13 5,349,569 shares of Common Stock beneficially owned by the Pattico Group represents 37.9% of the number of shares of Common Stock outstanding, as adjusted for the conversion and/or exercise of securities owned by the members of such group into shares of Common Shares [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================

                              Page 13 of 35 Pages

                                       13D
===================
CUSIP No. 365476100
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Richard B. Fried
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [X]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
    5                                                                   [ ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
------------====================================================================
                            7        SOLE VOTING POWER

                                     -0-
      NUMBER OF        --------------===========================================
                            8        SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     1,425,387 shares of Common Stock
      OWNED BY         --------------===========================================
                                     SOLE DISPOSITIVE POWER
        EACH                9
                                     -0-
      REPORTING        --------------===========================================
     PERSON WITH                     SHARED DISPOSITIVE POWER
                            10
                                     1,425,387 shares of Common Stock
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,425,387  shares  of  Common  Stock  beneficially  owned  by the
    11 Reporting Person set forth above plus 3,924,182 shares of Common Stock beneficially owned by the non-Farallon related members of the Pattico Group as referenced in the Preliminary Note [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                           [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               13.7 % attributable to the shares of Common Stock beneficially owned by the Reporting Person set forth 13 above but the combined
    13 5,349,569 shares of Common Stock beneficially owned by the Pattico Group represents 37.9% of the number of shares of Common Stock outstanding, as adjusted for the conversion and/or exercise of securities owned by the members of such group into shares of Common Shares [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================

                              Page 14 of 35 Pages

                                       13D
===================
CUSIP No. 365476100
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Monica R. Landry
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [X]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
    5                                                                   [ ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
------------====================================================================
                            7        SOLE VOTING POWER

                                     -0-
      NUMBER OF        --------------===========================================
                            8        SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     1,425,387 shares of Common Stock
      OWNED BY         --------------===========================================
                                     SOLE DISPOSITIVE POWER
        EACH                9
                                     -0-
      REPORTING        --------------===========================================
     PERSON WITH                     SHARED DISPOSITIVE POWER
                            10
                                     1,425,387 shares of Common Stock
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,425,387  shares  of  Common  Stock  beneficially  owned  by the
    11 Reporting Person set forth above plus 3,924,182 shares of Common Stock beneficially owned by the non-Farallon related members of the Pattico Group as referenced in the Preliminary Note [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                           [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               13.7 % attributable to the shares of Common Stock beneficially owned by the Reporting Person set forth 13 above but the combined
    13 5,349,569 shares of Common Stock beneficially owned by the Pattico Group represents 37.9% of the number of shares of Common Stock outstanding, as adjusted for the conversion and/or exercise of securities owned by the members of such group into shares of Common Shares [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================

                              Page 15 of 35 Pages

                                       13D
===================
CUSIP No. 365476100
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            William F. Mellin
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [X]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
    5                                                                   [ ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
------------====================================================================
                            7        SOLE VOTING POWER

                                     -0-
      NUMBER OF        --------------===========================================
                            8        SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     1,425,387 shares of Common Stock
      OWNED BY         --------------===========================================
                                     SOLE DISPOSITIVE POWER
        EACH                9
                                     -0-
      REPORTING        --------------===========================================
     PERSON WITH                     SHARED DISPOSITIVE POWER
                            10
                                     1,425,387 shares of Common Stock
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,425,387  shares  of  Common  Stock  beneficially  owned  by the
    11 Reporting Person set forth above plus 3,924,182 shares of Common Stock beneficially owned by the non-Farallon related members of the Pattico Group as referenced in the Preliminary Note [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                           [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               13.7 % attributable to the shares of Common Stock beneficially owned by the Reporting Person set forth 13 above but the combined
    13 5,349,569 shares of Common Stock beneficially owned by the Pattico Group represents 37.9% of the number of shares of Common Stock outstanding, as adjusted for the conversion and/or exercise of securities owned by the members of such group into shares of Common Shares [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================

                              Page 16 of 35 Pages

                                       13D
===================
CUSIP No. 365476100
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Stephen L. Millham
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [X]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
    5                                                                   [ ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
------------====================================================================
                            7        SOLE VOTING POWER

                                     -0-
      NUMBER OF        --------------===========================================
                            8        SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     1,425,387 shares of Common Stock
      OWNED BY         --------------===========================================
                                     SOLE DISPOSITIVE POWER
        EACH                9
                                     -0-
      REPORTING        --------------===========================================
     PERSON WITH                     SHARED DISPOSITIVE POWER
                            10
                                     1,425,387 shares of Common
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,425,387  shares  of  Common  Stock  beneficially  owned  by the
    11 Reporting Person set forth above plus 3,924,182 shares of Common Stock beneficially owned by the non-Farallon related members of the Pattico Group as referenced in the Preliminary Note [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                           [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               13.7 % attributable to the shares of Common Stock beneficially owned by the Reporting Person set forth 13 above but the combined
    13 5,349,569 shares of Common Stock beneficially owned by the Pattico Group represents 37.9% of the number of shares of Common Stock outstanding, as adjusted for the conversion and/or exercise of securities owned by the members of such group into shares of Common Shares [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================

                              Page 17 of 35 Pages

                                       13D
===================
CUSIP No. 365476100
===================
------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Derek C. Schrier
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [X]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
    5                                                                   [ ]

------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                            7        SOLE VOTING POWER

                                     -0-
      NUMBER OF        --------------===========================================
                            8        SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     1,425,387 shares of Common Stock
      OWNED BY         --------------===========================================
                                     SOLE DISPOSITIVE POWER
        EACH                9
                                     -0-
      REPORTING        --------------===========================================
     PERSON WITH                     SHARED DISPOSITIVE POWER
                            10
                                     1,425,387 shares of Common Stock
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,425,387  shares  of  Common  Stock  beneficially  owned  by the
    11 Reporting Person set forth above plus 3,924,182 shares of Common Stock beneficially owned by the non-Farallon related members of the Pattico Group as referenced in the Preliminary Note [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                           [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               13.7 % attributable to the shares of Common Stock beneficially owned by the Reporting Person set forth 13 above but the combined
    13 5,349,569 shares of Common Stock beneficially owned by the Pattico Group represents 37.9% of the number of shares of Common Stock outstanding, as adjusted for the conversion and/or exercise of securities owned by the members of such group into shares of Common Shares [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================

                              Page 18 of 35 Pages

                                       13D
===================
CUSIP No. 365476100
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Thomas F. Steyer
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [X]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
    5                                                                   [ ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
------------====================================================================
                            7        SOLE VOTING POWER

                                     -0-
      NUMBER OF        --------------===========================================
                             8       SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     1,425,387 shares of Common Stock
      OWNED BY         --------------===========================================
                                     SOLE DISPOSITIVE POWER
        EACH                9
                                     -0-
      REPORTING        --------------===========================================
     PERSON WITH                     SHARED DISPOSITIVE POWER
                            10
                                     1,425,387 shares of Common Stock
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,425,387  shares  of  Common  Stock  beneficially  owned  by the
    11 Reporting Person set forth above plus 3,924,182 shares of Common Stock beneficially owned by the non-Farallon related members of the Pattico Group as referenced in the Preliminary Note [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                           [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               13.7 % attributable to the shares of Common Stock beneficially owned by the Reporting Person set forth 13 above but the combined
    13 5,349,569 shares of Common Stock beneficially owned by the Pattico Group represents 37.9% of the number of shares of Common Stock outstanding, as adjusted for the conversion and/or exercise of securities owned by the members of such group into shares of Common Shares [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================

                              Page 19 of 35 Pages

                                       13D
===================
CUSIP No. 365476100
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Mark C. Wehrly
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [X]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
    5                                                                   [ ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
------------====================================================================
                            7        SOLE VOTING POWER

                                     -0-
      NUMBER OF        --------------===========================================
                            8        SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     1,425,387 shares of Common Stock
      OWNED BY         --------------===========================================
                                     SOLE DISPOSITIVE POWER
        EACH                9
                                     -0-
      REPORTING        --------------===========================================
     PERSON WITH                     SHARED DISPOSITIVE POWER
                            10
                                     1,425,387 shares of Common Stock
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,425,387  shares  of  Common  Stock  beneficially  owned  by the
    11 Reporting Person set forth above plus 3,924,182 shares of Common Stock beneficially owned by the non-Farallon related members of the Pattico Group as referenced in the Preliminary Note [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                           [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               13.7 % attributable to the shares of Common Stock beneficially owned by the Reporting Person set forth 13 above but the combined
    13 5,349,569 shares of Common Stock beneficially owned by the Pattico Group represents 37.9% of the number of shares of Common Stock outstanding, as adjusted for the conversion and/or exercise of securities owned by the members of such group into shares of Common Shares [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================

                              Page 20 of 35 Pages

     This Amendment No. 3 to Schedule 13D amends the Schedule 13D initially filed on April 23, 1999 (collectively, with all amendments thereto, the "Schedule 13D").

     Preliminary  Note: The Reporting  Persons are filing this Schedule 13D with
     -----------------
respect to the common stock, no par value (the "Common Stock"), of Gardenburger, Inc. (the "Company"). As reported in the prior Schedule 13D, the Reporting Persons are not currently the record holder of any Common Stock, other than 3,700 shares of Common Stock held in aggregate by Farallon Capital Institutional Partners, L.P. and Farallon Capital Institutional Partners II, L.P. (collectively, the "3,700 Shares"). The Reporting Persons own certain shares of Series C Convertible Preferred Stock, no par value, of the Company (the "Series C Preferred Shares") and Series D Convertible Preferred Stock, no par value, of the Company (the "Series D Preferred Shares," and together with the Series C Preferred Shares, the "Preferred Shares"). Each Series C Preferred Share is convertible into five shares of Common Stock at any time by the holder, subject to certain adjustments set forth in the Determination of Terms of the Series C Preferred. Each Series D Preferred Share is convertible into 13.3333 shares of Common Stock at any time by the holder, subject to certain adjustments set forth in the Determination of Terms of the Series D Preferred. In addition, the Reporting Persons own certain warrants which are immediately exercisable to purchase an aggregate of 171,687 shares of Common Stock (the "Warrants"). The conversion of the Preferred Shares and the exercise of the Warrants are subject to the terms and conditions contained in Preferred Stock Exchange Agreement dated January 10, 2002 among certain of the Reporting Persons, certain other investors and the Company. For a discussion of the terms and conditions of the Exchange Agreement, the Definition of Terms of the Series C Preferred and the Definition of Terms of the Series C the Series D Preferred, see Amendment No. 2 to the Schedule 13D filed on January 17, 2002.

                              Page 21 of 35 Pages

     As reported by the Company in its Form 8-K dated August 18, 2003 and filed with the SEC on August 19, 2003, the Company received an offer from Pattico, Inc. ("Pattico") (an entity formed by the following members of the Company's management: the Company's Chairman, President and Chief Executive Officer, Scott
C. Wallace; the Company's Senior Vice President and Chief Operating Officer, James Linford; the Company's Vice President of Sales, Robert L. Dixon; the Company's Vice President of Marketing, Lori Abert Luke; and the Company's Vice President Research, Quality and Technical Services, Diane Zielinsky (together "Management")) to purchase all outstanding shares of Common Stock in a going-private transaction. Under the terms of the proposal as outlined in the Company's Form 8-K, each outstanding share of Common Stock would be converted in a merger with Pattico into the right to receive $0.50 in cash, and the outstanding Preferred Shares and convertible senior subordinated debt (the "Convertible Notes") of the Company would be exchanged for shares of a new series of preferred stock of the Company (the "Going-Private Transaction"). All shares of Preferred Stock and all Convertible Notes held by any member of the Pattico Group would be converted or exchanged, as described in the prior sentence. In addition, it is proposed that all Common Stock and all warrants to purchase Common Stock held by all members of the Pattico Group would be cancelled as part of the Going-Private Transaction.

     As discussed below in Item 4, the Reporting Persons may have formed a group (the "Pattico Group"), as defined by Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended ( the "Exchange Act"), with Rosewood Capital III, L.P. ("Rosewood"), Dresdner Kleinwort Benson Private Equity Partners LP and certain affiliated entities (together, "Dresdner"), Management and Pattico with respect to the Going-Private Transaction. Pursuant

                              Page 22 of 35 Pages
to Rule 13(d)-5(b) of the Exchange Act, each member of the Pattico Group may be deemed to beneficially own any equity securities of the Company that any member of the group beneficially owns. The Reporting Persons are therefore filing this
Schedule 13D to report (i) the continued beneficial ownership by the Reporting Persons of 1,425,387 shares of Common Stock and (ii) the possible formation of the Pattico Group and the attribution to the Reporting Persons of the 3,924,182 shares of Common Stock beneficially owned, in aggregate, by the non-Farallon related members of the Pattico Group2.

Item 2. Identity And Background
------  -----------------------

          Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

          (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

         The Partnerships
         --- ------------

               (i) Farallon Capital Partners, L.P., a California limited partnership ("FCP"), with respect to the Common Stock beneficially owned by it (through direct ownership of Preferred Shares and Warrants);

               (ii) Farallon Capital Institutional Partners,  L.P., a California
                    limited partnership ("FCIP"), with respect to the Common Stock beneficially owned by it (through direct ownership of Preferred Shares and Warrants and with respect to the 2,800 shares of Common Stock which FCIP owns directly);

               (iii)Farallon   Capital   Institutional   Partners  II,  L.P.,  a
                    California limited partnership ("FCIP II"), with respect to the Common Stock beneficially owned by it (through direct ownership of Preferred Shares and Warrants and with respect to the 900 shares of Common Stock which FCIP II owns directly;

               (iv) Farallon  Capital   Institutional   Partners  III,  L.P.,  a
                    Delaware limited partnership ("FCIP III"), with respect to the Common Stock beneficially owned by it (through direct ownership of Preferred Shares and Warrants);



-------------------------
2 Such figure was based on information obtained directly from Rosewood, Management and Pattico and from the Schedule 13D filed by Dresdner on or about February 11, 2002 with respect to the Common Stock of the Issuer.

                              Page 23 of 35 Pages

               (v) Tinicum Partners, L.P., a New York limited partnership ("Tinicum"), with respect to the Common Stock beneficially owned by it (through direct ownership of Preferred Shares and Warrants);

               (vi) Farallon  Capital (CP)  Investors,  L.P.,  a Cayman  Islands
                    limited partnership ("FCCP") with respect to the Common Stock beneficially owned by it (through direct ownership of Preferred Shares and Warrants).


     FCP, FCIP, FCIP II, FCIP III, Tinicum and FCCP are together referred to herein as the "Partnerships."

         The Management Company
         --- ---------- -------

               (vii)Farallon  Capital  Management,  L.L.C.,  a Delaware  limited liability company (the "Management Company"), with respect to the Common Stock beneficially owned by certain accounts managed by the Management Company (the "Managed Accounts") (through direct ownership of Preferred Shares and Warrants).

         The General Partner Of The Partnerships
         --- ------- ------- -- --- ------------

               (viii) Farallon  Partners,  L.L.C., a Delaware limited  liability company which is the general partner of each of the Partnerships (the "General Partner"), with respect to the Common Stock beneficially owned by each of the Partnerships (through direct ownership of Preferred Shares and Warrants, and the 3,700 Shares owned directly by FCIP and FCIP II).

         The Managing Members Of The General Partner And The Management Company
         --- -------- ------- -- --- ------- ------- --- --- ---------- -------

               (ix) The following  persons who are managing  members of both the
                    General Partner and the Management Company, with respect to the Common Stock beneficially owned by the Partnerships and the Managed Accounts (through direct ownership of Preferred Shares and Warrants, and the 3,700 Shares owned directly by FCIP and FCIP II): David I. Cohen ("Cohen"), Chun R. Ding ("Ding"), Joseph F. Downes ("Downes"), William F. Duhamel ("Duhamel"), Richard B. Fried ("Fried"), Monica R. Landry ("Landry"), William F. Mellin ("Mellin"), Stephen L. Millham ("Millham"), Derek C. Schrier, ("Schrier") Thomas F. Steyer ("Steyer") and Mark C. Wehrly ("Wehrly").

     Cohen, Ding, Downes, Duhamel, Fried, Landry, Mellin, Millham, Schrier, Steyer and Wehrly are together referred to herein as the "Individual Reporting Persons."

                              Page 24 of 35 Pages

     In addition, pursuant to Rule 13(d)-5(b) of the Exchange Act, as a group may have been formed among Rosewood, Dresdner, Management, Pattico and the Reporting Persons, each Reporting Person has attributed to itself the 3,924,182 shares of Common Stock beneficially owned by the non-Farallon related members of the Pattico Group.

     (b) The address of the principal business and principal office of (i) FCCP is c/o W.S. Walker & Company, P.O. Box 265 GT, Walker House, Grand Cayman, Cayman Islands and c/o Farallon Partners, L.L.C., One Maritime Plaza, Suite 1325, San Francisco, California 94111, (ii) the other Partnerships, the General Partner and the Management Company is One Maritime Plaza, Suite 1325, San Francisco, California 94111 and (iii) each of the Individual Reporting Persons is set forth in Annex 1 hereto.

     (c) The principal business of each of the Partnerships is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the General Partner is to act as the general partner of the Partnerships. The principal business of the Management Company is that of a registered investment adviser. The principal business of each of the Individual Reporting Persons is set forth in Annex 1 hereto.

     (d) None of the Partnerships, the Management Company, the General Partner or any of the Individual Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Partnerships, the Management Company, the General Partner or any of the Individual Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or

                              Page 25 of 35 Pages
mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The citizenship of each of the Partnerships, the General Partner and the Management Company is set forth above. Each of the Individual Reporting Persons is a United States citizen.

     The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

     All information required to be reported in Item 2 or any other item of this
Schedule 13D with respect to the non-Farallon related members of the Pattico Group can be found in the separate Schedule 13Ds filed or to be filed by each of Rosewood, Dresdner, Management and Pattico with respect to the shares of Common Stock of the Company on or about the date hereof.

Item 4. Purpose Of The Transaction.
------  ------- -- --- -----------

     Item 4 of the Schedule 13D is amended and updated as follows:

     As stated in the Preliminary Note above, the Company received an offer from Pattico to purchase all outstanding shares of Common Stock in the Going-Private Transaction. Although the Reporting Persons have not entered into any definitive documentation regarding the Going-Private Transaction, the Reporting Persons may have formed the Pattico Group with Rosewood, Dresdner, Management and Pattico based on the understanding they have with Rosewood, Dresdner, Management and Pattico as to the material terms on which they would be willing to consummate the Going-Private Transaction. The Reporting Persons currently intend to consent to the Going-Private Transaction as discussed to date; however, they have no obligation to consent to the Going-Private Transaction and any final decision to do so is subject to their review and approval of the final terms and conditions of the transaction and all related documentation. The Company has not yet approved the Going-Private Transaction.

                              Page 26 of 35 Pages

     The Reporting Persons have engaged in and may continue to engage in communications with one or more officers of the Company, one or more members of the Board of Directors of the Company, one or more shareholders of one Company, one or more creditors of the Company and/or one or more members of the Pattico Group regarding the Going-Private Transaction. In addition, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more creditors of the Company, one or more officers of the Company, and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to the Company's operations.

     Except to the extent any of the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest In Securities Of The Issuer.
------   ------------------------------------

     Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

     (a) The Partnerships
         --- ------------

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Partnership is incorporated herein by reference for each such Partnership. The percentage amount set forth in Row 13 of each such cover page was based upon a Common Stock outstanding figure determined by increasing (i) the 9,002,101 shares of Common Stock outstanding as of August 11,2003 as reported by the Company in its Quarterly Report on Form 10-Q for the period ended June 30, 2003 filed with the SEC on August 14, 2003 by (ii) the shares of Common Stock of which each Partnership, may be the deemed beneficial owner through its ownership of Preferred Shares and Warrants and (iii) the shares of Common Stock of which each Partnership is the deemed beneficial owner through the ownership by non-Farallon related members of the Pattico Group of Common Stock, Preferred Shares, warrants to purchase Common Stock and/or Convertible Notes.

                              Page 27 of 35 Pages

          (c) There have been no transactions by the Partnerships in the Common Stock or other securities of the Company in the past 60 days.

          (d) The General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Common Stock, Preferred Shares and/or Warrants. The Individual Reporting Persons are managing members of the General Partner.

          (e)  Not applicable.

     (b) The Management Company
         --- ---------- -------

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference. The percentage amount set forth in Row 13 of the cover page hereto for the Management Company was based upon a Common Stock outstanding figure determined by increasing (i) the 9,002,101 shares of Common Stock outstanding as of August 11,2003 as reported by the Company in its Quarterly Report on Form 10-Q for the period ended June 30, 2003 filed with the SEC on August 14, 2003 by (ii) the shares of Common Stock of which the Managed Accounts are the deemed beneficial owner through their ownership of Preferred Shares and Warrants and (iii) the shares of Common Stock of which each Partnership may be the deemed beneficial owner through the ownership by non-Farallon related members of the Pattico Group of Common Stock, Preferred Shares, warrants to purchase Common Stock and/or Convertible Notes.

          (c) There have been no transactions by the Managed Accounts in the Common Stock or other securities of the Company in the past 60 days.

          (d) The Management Company, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Common Stock, Preferred Shares and/or Warrants beneficially owned by the Managed Accounts. The Individual Reporting Persons are managing members of the Management Company.

          (e)  Not applicable.

     (c) The General Partner
         --- ------- -------

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the General Partner is incorporated herein by reference. The percentage amount set forth in Row 13 for the cover page hereto for the General Partner is based upon a Common Stock outstanding figure determined by increasing (i) the 9,002,101 shares of Common Stock outstanding as of August 11, 2003 as reported by the Company in its Quarterly Report on Form 10-Q for the

                               Page 28 of 35 Pages
               period ended June 30, 2003 filed with the SEC on August 14, 2003 by (ii) the shares of Common Stock of which the Reporting Persons are the deemed beneficial owner through the Partnerships' ownership of Preferred Shares and warrants to purchase Common Stock and (iii) the shares of Common Stock of which each Partnership may be the deemed beneficial owner through the ownership by non-Farallon related members of the Pattico Group of Common Stock, Preferred Shares, warrants to purchase Common Stock and/or Convertible Notes.

          (c)  None.

          (d) The General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Common Stock, Preferred Shares and/or Warrants. The Individual Reporting Persons are managing members of the General Partner.

          (e)  Not applicable.

     (d) The Individual Reporting Persons
         --- ---------- --------- -------

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Individual Reporting Person is incorporated herewith by reference for each such Individual Reporting Person. The percentage amount set forth in Row 13 for the cover pages hereto for each of the Individual Reporting Persons is based upon a Common Stock outstanding figure determined by increasing (i) the 9,002,101 shares of Common Stock outstanding as of August 11,2003 as reported by the Company in its Quarterly Report on Form 10-Q for the period ended June 30, 2003 filed with the SEC on August 14, 2003 by (ii) the shares of Common Stock of which the Individual Reporting Persons are the deemed beneficial owner through the Partnerships' and Managed Accounts' ownership of Preferred Shares and Warrants and (iii) the shares of Common Stock of which each Partnership may be the deemed beneficial owner through the ownership by non-Farallon related members of the Pattico Group of Common Stock, Preferred Shares, warrants to purchase Common Stock and/or Convertible Notes.

          (c)  None.

          (d) The General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Common Stock, Preferred Shares and/or the Warrants. The Management Company, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Common Stock, Preferred Shares and/or the Warrants beneficially owned by the Managed Accounts. The Individual Reporting Persons are managing members of the General Partner and of the Management Company.

                               Page 29 of 35 Pages

          (e)  Not applicable.

     The 3,700 Shares are held directly by FCIP (2,800 Shares) and FCIP II (900 Shares). The Preferred Shares and Warrants in respect of which each Partnership is deemed to beneficially own Common Stock are owned directly by each such Partnership. The General Partner, as general partner to the Partnerships, may be deemed the beneficial owner of the Common Stock beneficially owned by the Partnerships. The Preferred Shares and Warrants in respect of which the Management Company is deemed to beneficially own Common Stock are owned directly by the Managed Accounts. The Management Company, as investment adviser to the Managed Accounts, may be deemed the beneficial owner of the Common Stock beneficially owned by the Managed Accounts. The Individual Reporting Persons, as managing members of both the General Partner and the Management Company, may each be deemed to be the beneficial owner of all such shares of Common Stock beneficially owned by the Partnerships and the Managed Accounts. Each of the Management Company, the General Partner and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such shares of Common Stock. The 3,924,182 shares of Common Stock attributed to the Reporting Persons by virtue of their possible membership in the Pattico Group are owned directly by Rosewood, Dresdner, Management and/or Pattico. Each of the Reporting Persons hereby disclaims any beneficial ownership of any of such shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings Or
------
        Relationships With Respect To Securities Of The Issuer.
        ------------------------------------------------------

     Other than the Going-Private Transaction described in Item 4 above and any contracts, arrangements, understandings or relationships (legal or otherwise) previously reported in prior amendments to the Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

                              Page 30 of 35 Pages

Item 7.  Materials To Be Filed As Exhibits.
------   ---------------------------------

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.





                               Page 31 of 35 Pages

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2003


                  /s/ Monica R. Landry
                  ----------------------------------------
                  FARALLON PARTNERS, L.L.C.,
                  on its own behalf and as General Partner of
                  FARALLON CAPITAL PARTNERS, L.P.,
                  FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
                  FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., TINICUM PARTNERS, L.P.
                  And FARALLON CAPITAL (CP) INVESTORS, L.P.
                  By Monica R. Landry,
                  Managing Member


                  /s/ Monica R. Landry
                  ----------------------------------------
                  FARALLON CAPITAL MANAGEMENT, L.L.C.,
                  By Monica R. Landry,
                  Managing Member


                  /s/ Monica R. Landry
                  ----------------------------------------
                  Monica R. Landry, individually and as attorney-in-fact
                  for each of David I. Cohen, Chun R. Ding, Joseph F. Downes, William F. Duhamel, Richard B. Fried, William F. Mellin, Stephen L. Millham, Derek C. Schrier, Thomas F. Steyer
                  and Mark C. Wehrly.

     The Powers of Attorney, each executed by David I. Cohen, Joseph F. Downes, William F. Duhamel, Richard B. Fried, William F. Mellin, Stephen L. Millham, Thomas F. Steyer and Mark C. Wehrly authorizing Monica R. Landry to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on July 16, 2003, by such Reporting Persons with respect to the Common Stock of New World Restaurant Group, Inc., are hereby incorporated by reference. The Powers of Attorney executed by each of Chun R. Ding and Derek C. Schrier authorizing Monica R. Landry to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2003, by such Reporting Person with respect to the Common Stock of Salix Pharmaceuticals, Ltd., is hereby incorporated by reference.

                              Page 32 of 35 Pages

                                                                         ANNEX 1

     Set forth below with respect to the Management Company and the General Partner is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each managing member of the Management Company and the General Partner is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1. The Management Company
   --- ---------- -------

     (a)  Farallon Capital Management, L.L.C.

     (b)  One Maritime Plaza, Suite 1325
          San Francisco, California 94111

     (c) Serves as investment adviser to various managed accounts (d) Delaware limited liability company

     (e) Managing Members: Thomas F. Steyer, Senior Managing Member; David I. Cohen, Ding R. Chung, Joseph F. Downes, William F. Duhamel, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Derek
          C. Schrier and Mark C. Wehrly, Managing Members.

2. The General Partner
   --- ------- -------

     (a)  Farallon Partners, L.L.C.

     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, California  94111

     (c) Serves as general partner to investment partnerships (d) Delaware limited liability company

     (e) Managing Members: Thomas F. Steyer, Senior Managing Member; David I. Cohen, Chun R. Ding, Joseph F. Downes, William F. Duhamel, Fleur E. Fairman, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Derek C. Schrier and Mark C. Wehrly, Managing Members.

3. The Individual Reporting Persons/The Managing Members
   --- ---------- --------- ----------- -------- -------

     Except as stated below, each of the Managing Members (including the Individual Reporting Persons) is a United States citizen whose business address is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 1325, San Francisco, California 94111. The principal occupation of Thomas F. Steyer is serving as senior managing member of the Management Company and the General Partner. The principal occupation of each other Managing Member is serving as a managing member of the Management Company and/or the General Partner. None of the Managing Members (including the Individual Reporting Persons) have any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

                               Page 33 of 35 Pages

                                  EXHIBIT INDEX

EXHIBIT 1                            Joint Acquisition Statement Pursuant to
                                     Section 240.13D-(f)(1)





                              Page 34 of 35 Pages

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D

                           JOINT ACQUISITION STATEMENT
                       PURSUANT TO SECTION 240.13D-(f)(1)
                       ----------------------------------

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  September 9, 2003


                  /s/ Monica R. Landry
                  ----------------------------------------
                  FARALLON PARTNERS, L.L.C.,
                  on its own behalf and as General Partner of
                  FARALLON CAPITAL PARTNERS, L.P.,
                  FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
                  FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., TINICUM PARTNERS, L.P.,
                  And FARALLON CAPITAL (CP) INVESTORS, L.P.,
                  By Monica R. Landry,
                  Managing Member


                  /s/ Monica R. Landry
                  ----------------------------------------
                  FARALLON CAPITAL MANAGEMENT, L.L.C.,
                  By Monica R. Landry,
                  Managing Member


                  /s/ Monica R. Landry
                  ----------------------------------------
                  Monica R. Landry, individually and as attorney-in-fact
                  for each of David I. Cohen, Chun R. Ding, Joseph F. Downes, William F. Duhamel, Richard B. Fried, William F. Mellin, Stephen L. Millham, Derek C. Schrier, Thomas F. Steyer
                  and Mark C. Wehrly.

                              Page 35 of 35 Pages